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Exhibit 99.2

CONSENT AND ACKNOWLEDGEMENT

        The undersigned is a proposed director of Tri-S Security Corporation, a Georgia corporation (the "Company"), to take office upon the completion of the Company's initial public offering. As such, the undersigned understands that the undersigned must be included in the Company's prospectus as a proposed director. Accordingly, the undersigned hereby consents to the inclusion in the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission of (i) the undersigned's name as a proposed director of the Company, (ii) the description of the undersigned's business experience and (iii) the other information regarding the undersigned as set forth in the "Management" section of such Registration Statement.

Signature:	/s/ L. K. TOOLE
Print Name:	L. K. Toole
Date:	10/13/04

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CONSENT AND ACKNOWLEDGEMENT